Pricing Supplement
To underlying supplement No. 1 dated September 29, 2009,
product supplement AZ dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Pricing Supplement No. 818AZ Registration Statement No. 333-162195 Dated February 19, 2010 Rule 424(b)(2)
Deutsche Bank AG

Structured Investments	Deutsche Bank $12,865,000 Capped Knock-Out Notes Linked to the S&P 500® Index due March 10, 2011
General

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The notes are designed for investors who seek a return at maturity linked to the performance of the S&P 500® Index.  Investors should be willing to forgo coupon and dividend payments and, if the Index closing level declines by more than 29.30% from the Initial Index Level on any trading day during the Monitoring Period and, on the Final Valuation Date, is less than its Initial Index Level, be willing to lose up to 100% of their initial investment. If the Index closing level does not decline from the Initial Index Level by more than 29.30% on any trading day during the Monitoring Period, investors will be entitled to receive a return on their investment equal to the Contingent Return. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing March 10, 2011†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on February 19, 2010 (the “Trade Date”) and are expected to settle on February 24, 2010 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Index:	S&P 500® Index (Ticker: SPX)
Knock-Out Event:
A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has decreased, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Index closing level on any trading day during the Monitoring Period is less than the Knock-Out Level of 784.18.

Knock-Out Buffer Amount:	29.30%
Knock-Out Level:	784.18, equal to 70.70% of the Initial Index Level.
Payment at Maturity:
•  If a Knock-Out Event has occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the performance of the Index, subject to the Maximum Return. Accordingly, your Payment at Maturity per $1,000 Face Amount will be calculated as follows:

$1,000 + [$1,000 x the lesser of (i) Index Return and (ii) Maximum Return]
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Index Level is less than the Initial Index Level.
• If a Knock-Out Event has not occurred, you will be entitled to receive a cash Payment at Maturity equal to $1,000 plus the product of (a) $1,000 and (b) the Contingent Return.
Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, calculated as follows:
Final Index Level – Initial Index Level
Initial Index Level
The Index Return may be positive or negative.
Maximum Return:	7.50%
Contingent Return:	7.50%
Monitoring Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Initial Index Level:	1,109.17, the Index closing level on the Trade Date.
Final Index Level:	The Index closing level on the Final Valuation Date.
Final Valuation Date†:	March 7, 2011
Maturity Date†:	March 10, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	2515A0 2Q 5

†Subject to postponement as described in the accompanying product supplement under “Adjustments to Valuation and Payment Dates”.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$12,865,000.00	$128,650.00	$12,736,350.00
(1) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes.

        The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$12,865,000.00	$917.27

JPMorgan
Placement Agent
February 19, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with underlying supplement No. 1 dated September 29, 2009, product supplement AZ dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

•	Product supplement AZ dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200186/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Index?

The following table illustrates a range of hypothetical Payments at Maturity on the notes. The table and the examples below use the Initial Index Level of 1,109.17, a Knock-Out Buffer Amount of 29.30%, a Knock-Out Level of 784.18, equal to 70.70% of the Initial Index Level, a Maximum Return of 7.50% and a Contingent Return of 7.50%. The results set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the table and the examples below have been rounded for ease of analysis.

	Percentage Change in	A Knock-Out Event Does Not Occur During the Monitoring Period		A Knock-Out Event Does Occur During the Monitoring Period
Hypothetical Final Index Level	Index Level	Return on the Notes	Payment at Maturity	Return on the Notes	Payment at Maturity
2,218.34	100.00%	7.50%	$1,075.00	7.50%	$1,075.00
2,107.42	90.00%	7.50%	$1,075.00	7.50%	$1,075.00
1,996.51	80.00%	7.50%	$1,075.00	7.50%	$1,075.00
1,885.59	70.00%	7.50%	$1,075.00	7.50%	$1,075.00
1,774.67	60.00%	7.50%	$1,075.00	7.50%	$1,075.00
1,663.76	50.00%	7.50%	$1,075.00	7.50%	$1,075.00
1,552.84	40.00%	7.50%	$1,075.00	7.50%	$1,075.00
1,441.92	30.00%	7.50%	$1,075.00	7.50%	$1,075.00
1,331.00	20.00%	7.50%	$1,075.00	7.50%	$1,075.00
1,220.09	10.00%	7.50%	$1,075.00	7.50%	$1,075.00
1,192.36	7.50%	7.50%	$1,075.00	7.50%	$1,075.00
1,164.63	5.00%	7.50%	$1,075.00	5.00%	$1,050.00
1,136.90	2.50%	7.50%	$1,075.00	2.50%	$1,025.00
1,109.17	0.00%	7.50%	$1,075.00	0.00%	$1,000.00
1,053.71	-5.00%	7.50%	$1,075.00	-5.00%	$950.00
998.25	-10.00%	7.50%	$1,075.00	-10.00%	$900.00
887.34	-20.00%	7.50%	$1,075.00	-20.00%	$800.00
784.18	-29.30%	7.50%	$1,075.00	-29.30%	$707.00
665.50	-40.00%	N/A	N/A	-40.00%	$600.00
554.59	-50.00%	N/A	N/A	-50.00%	$500.00
443.67	-60.00%	N/A	N/A	-60.00%	$400.00
332.75	-70.00%	N/A	N/A	-70.00%	$300.00
221.83	-80.00%	N/A	N/A	-80.00%	$200.00
110.92	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 1,109.17 to a Final Index Level of 887.34. Because a Knock-Out Event has not occurred, the investor receives the Contingent Return of 7.50%, regardless of the Final Index Level.  The Payment at Maturity is equal to $1,075.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 7.50%) = $1,075.00

Example 2: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 1,109.17 to a Final Index Level of 1,331.00. Because a Knock-Out Event has not occurred, the investor receives the Contingent Return of 7.50%, regardless of the Final Index Level.  In this example, even though the Index level has increased by 20%, the investor receives only the Contingent Return of 7.50%.  The Payment at Maturity is equal to $1,075.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 7.50%) = $1,075.00

Example 3: A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 1,109.17 to a Final Index Level of 887.34. Because a Knock-Out Event has occurred and the Index Return is -20%, the investor receives a Payment at Maturity of $800.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -20%) = $800.00

Example 4: A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 1,109.17 to a Final  Index Level of 1,164.63. Because a Knock-Out Event has occurred and the Index Return of 5% is less than the Maximum Return of 7.50%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050.00

Example 5: A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 1,109.17 to a Final  Index Level of 1,331.00. Because a Knock-Out Event has occurred and the Index Return of 20% is greater than the Maximum Return of 7.50%, the investor receives a Payment at Maturity of $1,075.00 per $1,000 Face Amount of notes, the maximum Payment at Maturity on the notes.

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The notes provide the opportunity to receive the Contingent Return of 7.50% if a Knock-Out Event does not occur, and to participate in any appreciation of the Index at maturity, up to the Maximum Return of 7.50%, if a Knock-Out Event does occur.  If a Knock-Out Event has not occurred, in addition to the Face Amount, you will be entitled to receive at maturity the Contingent Return of 7.50% on the notes. Accordingly, under these circumstances, your Payment at Maturity will be equal to $1,075.00 for every $1,000 Face Amount of notes, regardless of the performance of the Index.  If a Knock-Out Event has occurred, you will be entitled to receive at maturity a return on the notes equal to the Index Return (subject to the Maximum Return), whether positive or negative. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the notes, which may be positive or negative, is linked to the performance of the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

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TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange. Your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In addition, in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is based on whether or not a Knock-Out Event occurs, and, if a Knock-Out Event does occur, based on whether, and the extent to which, the Index Return is positive or negative.  If a Knock-Out Event occurs, and the Final Index Level is less than the Initial Index Level, your investment will be fully exposed to any decline in the Index level, and you could lose up to 100% of your investment in the notes.

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THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN – If a Knock-Out Event does not occur, you will be entitled to receive at maturity the Contingent Return of 7.50%.  If a Knock-Out Event occurs, you will receive a return reflecting the increase or decrease in the Index level but limited to the Maximum Return of 7.50%.  Therefore, regardless of whether or not a Knock-Out Event occurs, the Maximum Payment at Maturity will be $1,075.00 per $1,000 Face Amount of notes, and you will not benefit from any increase in the Index level in excess of 7.50%.  Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the value of the notes. The Payment at Maturity on the notes is subject to our creditworthiness.

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THE PROTECTION PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT, AND, THEREFORE, YOUR ABILITY TO RECEIVE THE CONTINGENT RETURN, MAY TERMINATE DURING THE TERM OF THE NOTES – The notes are subject to closing level monitoring. As a result, if the Index closing level on any trading day during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 29.30%, you will not be entitled to receive the Contingent Return, and your investment will be fully exposed to any decline in the Index level during the term of the notes. You will be subject to this potential loss of your investment even if the Index subsequently increases such that the Final Index Level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 29.30%.  The actual Knock-out Buffer Amount will be set on the Trade Date and will not be less than 29.30%.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) may offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the closing levels of the Index during the Monitoring Period, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	whether the Index closing level has decreased, as compared to the Initial Index level, by more than the Knock-Out Buffer Amount;
•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rate on the component stocks underlying the Index;
•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index or whether the performance of the Index will result in any return of your investment.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under "Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date could adversely affect the level of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from February 19, 2000 through February 19, 2010.  The Index closing level on February 19, 2010  was 1,109.17.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period, including on the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes.